Filed by Coastline Corporate Services, Inc. – 727-596-6095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-31557

CIBT Education Group Inc.

(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Filed by Coastline Corporate Services, Inc. – 727-596-6095

On September 2, 2008, CIBT Education Group Inc. (“CIBT”) issued a press release announcing that it entered into an agreement with Concordia Career College and Modus International Language Institute of Vancouver, British Columbia to acquire all the revenue, fixed assets, licensing rights and intellectual properties of Modus. The closing date of the transaction is September 4, 2008. A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Press Release dated September 2, 2008 – CIBT Acquires Assets of Career and Language Training Schools

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: September 2, 2008	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer